Exhibit 99.2

SECOND QUARTER 2005
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS
July 27, 2005
The following interim Management’s Discussion and Analysis (MD&A) updates the annual MD&A included in our 2004 Annual Report to Shareholders, to which readers are referred. No update is provided where an item is not material or where there has been no material change from the discussion in our annual MD&A.
OVERVIEW OF CONSOLIDATED FINANCIAL HIGHLIGHTS
Net Earnings
Agrium’s second quarter consolidated net earnings were $133-million, an increase of 80 percent over net earnings of $74-million for the same quarter of 2004. Diluted earnings per share for the second quarter of 2005 were $0.99 compared to $0.52 for the second quarter of 2004.
Consolidated net earnings for the six month period ended June 30, 2005 were $157-million, or $1.18 diluted earnings per share, an increase of $72-million and $0.58 over net earnings of $85-million and $0.60 diluted earnings per share reported for the same period in 2004. Comparative information has been restated for a change in accounting policy to reclassify preferred shares as debt (refer to note two of the financial statements).
Earnings before interest and taxes (EBIT) increased by $97-million to $224-million for the second quarter of 2005 compared to EBIT of $127-million for the same period in 2004. EBIT for the six month period ended June 30, 2005 were $276-million, an increase of $118-million over EBIT of $158-million reported in the first six months of 2004.
The increase in 2005 second quarter and year-to-date earnings compared to last year is largely attributable to higher per tonne margins for all Wholesale product lines reflecting increasing prices in continuing tight supply/demand environments in both our domestic and international markets. Gas hedging gains contributed $7-million to gross margins for the first six months of 2005. Higher prices more than offset increased cost of product from higher gas costs. Sales volumes were constant for the second quarter but up four percent for the year-to-date compared to the same periods in 2004.
Cash Provided by Operating Activities
Operating activities during the second quarter of 2005 generated $160-million of cash compared to $25-million for the same quarter of 2004. Operating activities for the six months ended June 30, 2005 provided cash of $285-million compared to $126-million for the same period of 2004. The majority of increased cash from operations for both the second quarter and year-to-date is due to the increase in net earnings. Improved collection rates of receivables combined with a larger reduction of inventory also contributed to the increased cash from operations for both the quarter and the six months ended June 30, 2005.

Financial Position
Our strong opening cash position at the beginning of the year has been maintained at $427-million. Cash provided by operating activities continued to increase, and has been used to repurchase shares at a cash cost of $40-million during the second quarter of 2005 and to redeem $175-million eight percent preferred securities on February 14, 2005, which together reduced dilution in our earnings per share for the six month period by $0.09 per share. We also increased capital expenditures and acquired retail outlets in South America.
Consolidated accounts receivable have increased by $53-million largely due to higher sales prices for all products. Accounts receivable as a percentage of sales have declined from 41 percent at June 30, 2004 to 39 percent at June 30, 2005. Consolidated inventory has increased by $25-million. North America Wholesale inventory has declined by $24-million, while South America Wholesale inventory has increased $5-million due to differences in demand. Retail inventory quantities have increased by $44-million primarily due to accelerated purchasing of product for resale.
Current liabilities are up $77-million compared to prior year, largely due to an increase in accruals for income tax payables of $49-million, consistent with the increase in EBIT over the same period. Other liabilities increased $61-million compared to June 30, 2004 largely due to accruals in 2004 related to the future closure of our Kenai, Alaska nitrogen facility.
Business Segment Performance
Retail
•	Second quarter 2005 EBIT for Retail of $51-million was relatively constant compared to the same period last year. Higher fertilizer and seed prices and increased seed volumes were the primary contributors to an overall five percent increase in net sales. Disease pressure in the Western U.S. and increased insect activity throughout the United States more than offset lower herbicide prices resulting in a two percent increase in chemical revenues over the same period last year.
North America Wholesale
•	EBIT for the second quarter grew to $175-million, an increase of $101-million over 2004 second quarter EBIT of $74-million.

•	Gross profit for this same time period was $224-million, an increase of $87-million over the $137-million gross profit reported for the second quarter of 2004. Nitrogen contributed $67-million toward North America Wholesale’s overall increase, which primarily came from $28-million growth in ammonia gross profit and $33-million growth in urea gross profit. Ammonia sales prices and volumes were substantially increased in both our international and domestic markets. Similarly urea prices were up but sales volumes were down primarily due to reduced urea production at our Kenai, Alaska facility. Increased sales prices and volumes over the comparative period are a reflection of a tight supply/demand balance world-wide. Potash gross profit increase of $18-million for the second quarter of 2005 over the same quarter last year was due to higher prices. Strong international demand over the past year has resulted in lower inventory volumes available for domestic sales.

•	Operating expenses were down by $14-million in the second quarter of 2005 compared to the same period of 2004 primarily due to the elimination of legal expenses and earn-out obligations following the settlement of litigation related to our Kenai facility at the end of 2004 and improved returns on our non-qualifying gas hedges.

•	As a result of the successful negotiation of gas supply contracts with Cook Inlet producers, the planned closure of our Kenai, Alaska nitrogen facility has been deferred from November 2005 to November 2006. As of November 2005, we will operate one ammonia plant and one urea plant, with annual net nitrogen sales capacity of approximately 910,000 tonnes.
South America Wholesale
•	South America Wholesale second quarter EBIT and gross profit were $25-million and $30-million respectively, both up $4-million from 2004. This growth is primarily related to increased urea prices, which trend with the Black Sea urea price that has been driven up due to high international demand. The effect of higher pricing was partially offset by decreases in volumes due to a combination of delayed purchasing by local customers and lower demand in Brazil, our main export market.
Other
•	EBIT for our Other non-operating business segment for the second quarter of 2005 was down $7-million from the same period last year. The reduction was primarily due to increased long-term incentive plan expenses and higher expenses related to the business development opportunities.
SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

	2005		2004 (a)				2003 (a)
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Net sales	1,180	537	720	672	1,011	435	637	561
Gross Profit	375	171	254	231	283	142	204	172
Net earnings (loss)	133	24	98	83	74	11	(113)	22
Earnings (loss) per share
-basic	1.01	0.18	0.75	0.63	0.56	0.08	(0.90)	0.17
-diluted	0.99	0.18	0.71	0.60	0.52	0.08	(0.90)	0.17

(a)	Amounts have been restated to reflect the January 1, 2005 adoption of the revised Canadian accounting standards reclassifying preferred shares to debt (see note two to the financial statements).
The fertilizer and agricultural retail businesses are seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. For purposes of comparison, fertilizer sales volumes are best measured on a fertilizer year basis, corresponding to the period from post-harvest application through to spring planting application. Fertilizer year sales are measured from July 1st to June 30th.

NON-GAAP MEASURES
In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.
EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.
KEY RISKS AND UNCERTAINTIES
We anticipate strong demand for our North American retail and wholesale products as record rainfall in Western Canada and an increase in U.S. corn acreage should contribute to increased nutrient removal in 2005. Crop prices have also increased over the past two months improving the outlook for farm incomes. North American producer supplies are tight entering the second half of 2005 with inventories for the three main crop nutrients well below the five-year average. In South America, the nutrient demand outlook remains uncertain following a decline in demand through the first half of 2005.
The nitrogen market outlook remains positive as there is limited new global capacity expected in the second half of 2005. The combination of strong Chinese domestic demand and the implementation of a 30 percent tax on urea exports should continue to restrict the amount of Chinese product on the market. However, further changes in China’s export policy could impact the global trade balance. The rise in global energy prices should continue to impact producer costs in regions such as Europe, North America, Indonesia, India, and China, which may impact global operating rates.
Global potash fundamentals are expected to remain strong in the second half of 2005 supported by continued demand growth and limited new supply additions. Offshore demand for potash continues to increase in spite of an anticipated reduction in Brazilian imports in 2005. Phosphate market fundaments have improved in the past three months due to strong offshore demand and a subsequent reduction in U.S. producer inventories. Phosphate import demand growth outside of Brazil and China is expected to support phosphate markets in the second half of 2005. The expansion of China’s domestic phosphate industry is potentially the largest source of short-term uncertainty.

OTHER
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the future gas prices and gas availability at Kenai, the exchange rates for U.S., Canadian, Argentine, and Chilean currencies, South American government policy, South American domestic fertilizer consumption, China’s urea trade policies and volumes, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.